

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2020

Renee M. Gaeta
Chief Financial Officer
Establishment Labs Holdings Inc.
Buildings B15 and 25, Coyol Free Zone
Alajuela, Costa Rica

> **Re: Establishment Labs Holdings Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 16, 2020**
> **File No. 001-38593**

Dear Ms. Gaeta:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Sincerely,

   Division of Corporation Finance
   Office of Life Sciences